                                                                   Exhibit 11.1

                          LaSalle Re Holdings Limited
            STATEMENT OF COMPUTATION OF NET INCOME PER COMMON SHARE

    (Expressed in thousands of United States Dollars except for number of shares and earnings per share)

                                                         Quarter                      Six months
                                                         -------                      ----------

                                                                  Fully                         Fully
                                                  Primary        Diluted       Primary         Diluted
                                                  -------        -------       -------         -------

Net income before minority interest:        (1)      31,332         31,332         60,732         60,732
                                                ===========    ===========    ===========    ===========
Number of shares:

Weighted average shares outstanding              14,397,720     14,397,720     14,397,720     14,397,720
Exchangeable non-voting Shares              (1)   8,329,290      8,329,290      8,329,290      8,329,290
Incremental shares of outstanding stock
options                                     (2)   1,204,829      1,204,829      1,089,672      1,163,434
Incremental shares of outstanding stock
appreciation rights                         (3)      39,245         39,245         39,245         39,245
                                                -----------    -----------    -----------    -----------
                                                 23,971,084     23,971,084     23,855,927     23,929,689
                                                ===========    ===========    ===========    ===========

Earnings per Share:                                    1.31           1.31           2.55           2.54

(1) The holders of exchangeable non-voting Shares in LaSalle Re Limited, which represents the minority interest, generally can exchange these shares at any time, on a one for one basis, for common shares in LaSalle Re Holdings Limited. For purposes of the computation of net income per common share, these shares have been treated as common share equivalents.

(2) As of March 31, 1996, the Company had 2,499,348 options outstanding. The dilution would be the equivalent of approximately 1,204,829 shares for the quarter and 1,089,672 for the six months ended March 31, 1996, using the treasury stock method, based on market price.

(3) As of March 31, 1996, the Company had granted 340,872 stock appreciation rights. The dilution would be the equivalent of approximately 39,245 shares for both the quarter and six months ended March 31, 1996, using the treasury stock method, based on market price.